                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*





                                   iMall, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45244X207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     Gordon K. Davidson, Esq.
      Thomas A. Jermoluk                              Douglas N. Cogen, Esq.
      At Home Corporation                               Fenwick & West LLP
      450 Broadway Street                              Two Palo Alto Square
    Redwood City, CA 94063                             Palo Alto, CA  94306
        (650) 569-5000                                    (650) 494-0600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 12, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

----------------------------------------
CUSIP NO.         45244X207
----------------------------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AT HOME CORPORATION                      77-0408542
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS     OO (1)

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION   STATE OF DELAWARE

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
        NUMBER
          OF                   8,231,381
                        --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
         OWNED                 NOT APPLICABLE (2)
                        --------------------------------------------------------
          BY              9    SOLE DISPOSITIVE POWER
         EACH
       REPORTING               NOT APPLICABLE
                        --------------------------------------------------------
        PERSON            10   SHARED DISPOSITIVE POWER
         WITH
                               NOT APPLICABLE
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,231,381
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.8%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

------------------------

        (1)   See Item 3 infra.
        (2)   See Item 5(a)-(b) infra.

ITEM 1.        SECURITY AND ISSUER

               This statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of iMall, Inc., a Nevada corporation ("iMall" or the "Issuer"). The 8,231,381 shares of the Issuer's Common Stock which are the subject of this statement will be referred to as the "Shares" throughout this statement. The principal executive offices of iMall are located at 233 Wilshire Boulevard, Suite 820, Santa Monica, California 90401.

ITEM 2.        IDENTITY AND BACKGROUND

               This statement is filed on behalf of At Home Corporation, a Delaware corporation ("Excite@Home"). Excite@Home is the leading provider of broadband Internet services over the cable television infrastructure to consumers. The address of Excite@Home's principal business and its principal office is 450 Broadway Street, Redwood City, California 94063.

               AT&T Corp. ("AT&T"), a New York corporation, through its wholly owned subsidiary Tele-Communications, Inc. ("TCI"), may be deemed to be a controlling stockholder of Excite@Home. AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The address of AT&T's principal executive office is 32 Avenue of the Americas, New York, New York 10013-2412.

               Set forth on Schedule A to the Statement is the name, business address, present principal occupation or employment and citizenship for each director and executive officer of Excite@Home and AT&T pursuant to Item 2(a),
(b), (c) and (d) and is incorporated herein by reference.

               During the last five years, neither Excite@Home nor, to Excite@Home's knowledge, any person named on Schedule A has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               To Excite@Home's knowledge, each of the individuals identified on Schedule A to the Statement is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               As an inducement for Excite@Home to enter the Merger Agreement, certain of the stockholders of iMall entered into Voting Agreements representing 8,231,381 of the outstanding shares of iMall Common Stock (see Item 4). Excite@Home did not pay additional consideration to any Stockholder in connection with the execution and delivery of these Voting Agreements beyond the consideration described in the Merger Agreement. Upon consummation of the Merger, the shares of iMall Common Stock owned by signatories to the Voting Agreements will be subject to the same exchange ratio as shares held by all other shareholders of iMall Common Stock. Based upon the number of shares of iMall Common Stock outstanding as of July 9, 1999 (as represented by iMall in the Merger Agreement), the number of shares of iMall Common Stock subject to these Voting Agreements represents 45.8% of the outstanding shares of iMall Common Stock.

ITEM 4.        PURPOSE OF TRANSACTION

       (a)-(b) Pursuant to an Agreement and Plan of Merger dated as of July 12, 1999 (the "Merger Agreement") by and between Excite@Home, Shop Nevada, Inc., a Nevada corporation and a wholly-owned subsidiary of Excite@Home ("Merger Sub") and iMall, and subject to the conditions set forth therein (including approval by stockholders of Excite@Home and iMall), Merger Sub will merge with and into iMall and iMall will become a wholly-owned subsidiary of Excite@Home (the "Merger"). As a result of the Merger, each outstanding share of iMall Common Stock, other than shares owned by Merger Sub, Excite@Home or any wholly-owned subsidiary of Excite@Home, will be converted into the right to receive 0.46 shares (the "Exchange Ratio") of Excite@Home Series A Common Stock, par value $0.01 per share, and each outstanding option to purchase iMall Common Stock under iMall's 1997 Stock Option Plan and 1999 Stock Option Plan (together, the "iMall Stock Options") will be assumed by Excite@Home (each, an "Assumed Option") and certain outstanding warrants to purchase iMall Common Stock will be assumed by Excite@Home (each, an "Assumed Warrant"). Each Assumed Option and each Assumed Warrant will become an option or warrant to purchase shares of Excite@Home Series A Common Stock according to the Exchange Ratio.

               As an inducement for Excite@Home to enter into the Merger Agreement and in consideration thereof, certain stockholders of iMall (the "Stockholders") entered into a Voting Agreement, dated as of July 12, 1999, with Excite@Home (collectively, the "Voting Agreements") whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of iMall Common Stock beneficially owned by them in favor of approval and adoption of the Merger Agreement and approval of the Merger and related matters. Concurrently with the execution of the Voting Agreements, certain of the Stockholders delivered to Excite@Home an irrevocable proxy (each a "Proxy," together the "Proxies") granting Excite@Home the power to vote all of the shares of iMall Common Stock beneficially owned by the Stockholders in favor of the Merger and related matters. The Stockholders retained the power to vote the shares on all such other matters. Excite@Home did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements and Proxies. Schedule B to this Statement sets forth these Stockholders and the number of outstanding shares of iMall Common Stock that each of them beneficially owns.

       (c)     Not applicable.

       (d) Upon consummation of the merger, the directors of the Surviving Corporation shall be the current directors of the Merger Sub until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the current officers of Merger Sub, until their respective successors are duly appointed.

       (e) Other than as a result of the Merger described in Item 4(a)-(b) above, Excite@Home does not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

       (f)     Not applicable.

       (g) Pursuant to the Voting Agreements entered into by Excite@Home and certain of the stockholders of iMall, the Stockholders agreed to vote all of the shares of iMall Common Stock owned beneficially by them in favor of approval of an amendment to the Articles of Incorporation of iMall which deletes Article VI.C of iMall's Articles of Incorporation, removing the requirement that no sale, conveyance, transfer, exchange or other disposition of all or substantially all of the property and assets of iMall can be made without the vote or written consent of two-thirds of the stockholders.

       (h)-(i) Upon the closing of the Merger, iMall Common Stock will be deregistered under the Act and delisted from the Nasdaq Stock Market.

               If the Merger is consummated as planned, Excite@Home will authorize for listing on the Nasdaq Stock Market, the shares of Excite@Home Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

       (j)     Not applicable.

               References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreements and the Proxies as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement, respectively, included as Exhibits A and B, respectively, to this
               Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

       (a)-(b) As a result of the Voting Agreements, Excite@Home may be deemed to be the beneficial owner of at least 8,231,381 shares of iMall Common Stock. Such iMall Common Stock constitutes approximately 45.8% of the issued and outstanding shares of iMall Common Stock based on the number of shares of iMall Common Stock outstanding as of July 9, 1999 (as represented by iMall in the Merger Agreement). Excite@Home may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, Excite@Home does not have the power to dispose of these shares and, other than the power to vote conferred by the Voting Agreements, is not entitled to any rights as a stockholder of iMall as to these shares and disclaims any beneficial ownership of these shares.

       (c) Except for entering into the Merger Agreement and related agreements, Excite@Home has not effected any transaction in the Issuer's Common Stock during the past 60 days, and, to the best of its knowledge, no person named in Schedule A has effected any transactions in the Issuer's Common Stock during the past 60 days.

       (d) No other person is known to Excite@Home to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of iMall Common Stock.

       (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of Excite@Home, none of the parties named in Item 2 to this Statement are a party to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any iMall securities.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               The following documents are filed as exhibits hereto:

               Exhibit A:         Agreement and Plan of Merger, dated as of July
                                  12, 1999, between iMall and Excite@Home.

               Exhibit B:         Form of Voting Agreement entered into between
                                  Excite@Home and certain stockholders of iMall on July 12, 1999.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1999


                                             AT HOME CORPORATION


                                             By: /s/ DAVID G. PINE
                                                --------------------------------

                                             Name:   David G. Pine


                                             Title:  Vice President, General
                                                     Counsel and Secretary

                                   SCHEDULE A

                          BOARD OF DIRECTORS OF EXCITE@HOME

                                         PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                  OCCUPATION
-------------------------                  ----------
Thomas A. Jermoluk                       Chairman of the Board of
450 Broadway                             Directors and Chief Executive
Redwood City, CA 94063                   Officer of Excite@Home

William R. Hearst III                    General Partner, KPCB, a
2750 Sand Hill Road                      venture capital firm
Menlo Park, CA 94025

George Bell                              President of At Home
450 Broadway
Redwood City, CA 94063

C. Michael Armstrong                     Chairman of the Board and
295 North Maple Avenue                   Chief Executive Officer of
Basking Ridge, NJ 07920                  AT&T

L. John Doerr                            General Partner, KPCB, a
2750 Sand Hill Road                      venture capital firm
Menlo Park, CA 94025

Leo J. Hindery, Jr.                      President and Chief
5619 DTC Parkway                         Executive Officer of AT&T
Englewood, CO 80110                      Broadband & Internet Services

John C. Malone                           Chairman of Liberty Media
5619 DTC Parkway                         Group, a maker of cable TV
Englewood, CO 80110                      programs

John C. Petrillo                         Executive Vice President,
295 North Maple Avenue                   Corporate Strategy and
Basking Ridge, NJ 07920                  Business Development of AT&T

Brian L. Roberts                         President of Comcast, a cable
1500 Market Street, 35th Floor           systems company
Philadelphia, PA 19102

Jim Shaw, Jr.                             President and Chief
Suite 400                                 Executive Officer of Shaw
630 3rd Avenue SW                         Communications Inc., a Canadian
Calgary, Alberta T2P 4LS Canada           entertainment, information and
                                          communications company

David M. Woodrow                          Senior Vice President of New
1400 Lake Hearn Drive                     Business Development of Cox, a
Atlanta, GA 30319                         cable systems company

                          EXECUTIVE OFFICERS OF EXCITE@HOME


NAME AND BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION (1)
-------------------------             ----------------------------
Thomas A. Jermoluk                      Chairman of the Board and Chief
450 Broadway                            Executive Officer
Redwood City, CA 94063

George Bell                             President
450 Broadway
Redwood City, CA 94063

Ben Addoms                              Executive Vice President Sales
450 Broadway
Redwood City, CA 94063

David P. Bagshaw                        Senior Vice President and General
450 Broadway                            Manager Customer Care
Redwood City, CA 94063

Brett Bullington                        Executive Vice President Business
450 Broadway                            Affairs
Redwood City, CA 94063

Leilani T. Gayles                       Vice President Human Resources
450 Broadway
Redwood City, CA 94063

Dean A. Gilbert                         Senior Vice President and General
450 Broadway                            Manager @Home Group
Redwood City, CA 94063

Kenneth A. Goldman                      Senior Vice President and Chief
450 Broadway                            Financial Officer
Redwood City, CA 94063

Adam Grosser                    Vice President Engineering and
450 Broadway                    Operations
Redwood City, CA 94063

Donald P. Hutchison             Senior Vice President and
450 Broadway                    General Manager @Work Group
Redwood City, CA 94063

Joe Kraus                       Senior Vice President Content
450 Broadway
Redwood City, CA 94063

Milo S. Medin                   Senior Vice President of
450 Broadway                    Engineering and Chief Technology
Redwood City, CA 94063          Officer

John L. O'Farrell               Senior Vice President International
450 Broadway
Redwood City, CA 94063

David G. Pine                   Vice President, General Counsel
450 Broadway                    and Secretary
Redwood City, CA 94063

Fred Siegel                     Senior Vice President Marketing
450 Broadway
Redwood City, CA 94063

Mark Stevens                    Executive Vice President Business
450 Broadway                    Development
Redwood City, CA 94063

------------------------

(1) The present principal occupation of all executive officers of Excite@Home is with Excite@Home.



                       BOARD OF DIRECTORS OF AT&T CORP.(2)

                               PRESENT PRINCIPAL
NAME                              OCCUPATION
----                              ----------
C. Michael Armstrong           Chairman of the Board and Chief
                               Executive Officer and Director of
                               AT&T

Kenneth T. Derr                Chief Executive Officer of Chevron
                               Corporation, one of the world's largest
                               integrated petroleum companies

M. Kathryn Eickhoff            President of Eickhoff Economics, Inc.,
                               economic consultants

Walter Y. Elisha               Chairman and Chief Executive
                               Officer of Springs Industries, Inc.,
                               a textile manufacturing firm

George M.C. Fisher             Chairman and Chief Executive
                               Officer of Eastman Kodak Company, a
                               developer, manufacturer and marketer of
                               consumer and commercial imaging products

Donald V. Fites                Chairman and Chief Executive
                               Officer of Caterpillar, Inc., a
                               manufacturer of construction and mining
                               equipment

Amis B. Hostetter, Jr.         Former Chief Executive Officer of
                               Continental Cablevision, a provider of
                               broadband communications services

Ralph S. Larsen                Chairman and Chief Executive
                               Officer of Johnson & Johnson, a
                               diversified health care company

John C. Malone                 Chief Executive Officer of Liberty
                               Media Group, a maker of cable TV
                               programs

Donald F. McHenry              President of IRC Group, international
                               relations consultants

Michael I. Sovern              President Emeritus and Chancellor
                               Kent Professor of Law at Columbia
                               University

Sanford I. Weill               Chairman and Co-Chief Executive
                               Officer of Citigroup Inc., provider
                               of diversified financial services

Thomas H. Wyman                Former Chairman and Chief Executive
                               Officer of CBS Inc., a worldwide
                               media company

John D. Zeglis                 President and Director of AT&T

------------------------

(2) The present principal business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.

                       EXECUTIVE OFFICERS OF AT&T CORP.(3)

                                PRESENT PRINCIPAL
NAME                                OCCUPATION
----                                ----------
C. Michael Armstrong            Chairman of the Board and
                                Chief Executive Officer and
                                Director of AT&T

John D. Zeglis                  President and Director of AT&T


Harold W. Burlingame            Executive Vice President -
                                Merger & Joint Venture Integration

James Cicconi                   Executive Vice President - Law &
                                Governmental Affairs and
                                General Counsel

Nicholas S. Cyprus              Vice President and Controller

David W. Dorman                 Chief Executive Officer - Global
                                Venture

Edward M. Dwyer                 Vice President and Treasurer

Mirian M. Graddick              Executive Vice President -
                                Human Resources

Daniel R. Hesse                 Executive Vice President and
                                President and Chief Executive
                                Officer - AT&T Wireless Services

Leo J. Hindrey, Jr.             President and Chief Executive
                                Officer - AT&T Broadband and
                                Internet Services

Frank Ianna                     Executive Vice President and
                                President - AT&T Network
                                Services

Michael G. Keith                Executive Vice President and
                                President - AT&T Business
                                Services

H. Eugene Lockhart              Executive Vice President and
                                President - AT&T Consumer Services

Richard J. Martin               Executive Vice President - Public
                                Relations and Employee Communication

David C. Nagel                  President - AT&T Labs & Chief
                                Technology Officer

John C. Petrillo                Executive Vice President - Corporate
                                Capital Strategy and Business
                                Development

Richard R. Roscitt              Executive Vice President and
                                President and Chief Executive
                                Officer - AT&T Solutions

Daniel E. Somers                Senior Executive Vice
                                President and Chief Financial
                                Officer

Marilyn J. Wasser               Vice President and Secretary

------------------------

(3) The present principal business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.

                                   SCHEDULE B

                    STOCKHOLDERS SUBJECT TO VOTING AGREEMENTS



STOCKHOLDER                                        SHARES BENEFICIALLY OWNED
-----------                                        -------------------------

Cramer Rosenthal McGlynn, Inc.                     988,575

Cramer Rosenthal McGlynn LLC                       1,167,475

Mark Comer                                         829,908

First Data Merchant Services Corporation           2,000,000

Marshall Geller                                    102,265

Anthony Mazzarella                                 51,282

Craig Pickering                                    1,275,001

Richard Rogel                                      78,125

Richard Rosenblatt                                 1,625,000

Phillip Windley                                    113,750

                                  EXHIBIT INDEX



  Exhibit            Document Description
  -------            --------------------
  Exhibit A:         Agreement and Plan of Merger, dated as of July 12, 1999,
                     between iMall and Excite@Home.

  Exhibit B:         Form of Voting Agreement entered into between Excite@Home
                     and certain stockholders of iMall on July 12, 1999.


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